





WORLD-WIDE BUSINESS CENTRES®

IDENTITY PLAN AGREEMENT

Agreement made and entered into by and between WORLD-WIDE BUSINESS CENTRES, INC. ("WORLD-WIDE") and GEO GENESIS GROUP ("CLIENT") this 1ST day of August, 2008.

1. CLIENT agrees to pay WORLD-WIDE $275 per month, payable on the first day of each month, in consideration for the following services:
   a) Personalized telephone service on number 212-937-8469 from 9:00 a.m. to 5:30 p.m. Monday through Friday, except legal holidays as specified in WORLD-WIDE's price list.
   b) Reception of mail at 575 Madison Avenue, 10th floor, New York, NY 10022 and a single directory listing in the building lobby on the first available date provided by the building management. Suite 1006 (or 10th floor) must be specified on all incoming mail and packages. Where multiple individuals are listed, company name must appear on all mail and packages. Additional monthly charges are applicable for multiple company names.
   c) Receptionist services during normal business hours.
   d) A single listing in CLIENT's name in the local information directory and telephone White Pages on the first available date provided by the telephone company.
   e) Access to additional services as specified in WORLD-WIDE's price list.
   f) A monthly allocation of furnished office or conference room use as specified in WORLD-WIDE's price list.
   g) Mail forwarding every Friday exclusive of postage.
   h) Use of WORLD-WIDE's fax number (212-605-0222 or 212-937-8422).
2. This agreement is automatically renewed on a monthly basis and may be terminated by CLIENT only upon one (1) calendar month's written notice.
3. CLIENT agrees to pay charges for additional services incurred by it or its designated employees. Designated employees are to be listed on WORLD-WIDE's Client Information Sheet and may be amended by CLIENT by notifying WORLD-WIDE in writing.
4. A $500 deposit shall be paid to WORLD-WIDE at the time of signing this agreement. Said deposit to be refundable to CLIENT sixty (60) days after termination of this agreement and payment of all outstanding charges. WORLD-WIDE reserves the right to increase the deposit if CLIENT's usage of additional services exceeds or is likely to exceed $500. The deposit may not be deducted from final payment.
5. CLIENT warrants to WORLD-WIDE that every necessary permission and/or license to carry on the business for which said services are provided, has been obtained and CLIENT further warrants that all business CLIENT may transact or conduct through the Identity Plan shall be in compliance with every law, regulation or enactment which may be in effect.
6. This agreement shall run for a minimum of two (2) months, effective August 1, 2008.

The undersigned agrees to the above and has read and agrees with the terms and conditions on the reverse side of this document.

GEO GENESIS GROUP	WORLD-WIDE BUSINESS CENTRES, INC.
[signature]	[signature]
ROGER BEDELAC CEO	D. EDWARD BUNGERT VICE PRESIDENT
08/01/08 Date	08/01/08 Date

0052Iden.pln

ATTACHMENT II

IDENTITY PLAN PRICE LIST

Secretarial Services:	$45 per hour (Half-hour minimum, billed in quarter hour increments thereafter)
General Assistance:	$30 per hour
Photocopying:	$.15 per copy
High-Speed Internet:	$10 per day
Binding:	$5 per book
Messengers:	prices on request
Postage:	cost plus 25%
*Conference Room/Office Space:	$12.50 per hour/$60 per day (Workstation)
	$35 per hour/$200 per day (Small)
	$45 per hour/$225 per day (Medium)
	$60 per hour/$300 per day (Large)
	$70 per hour/$350 per day (Board Room)
	$90 per hour/$450 per day (Medium Board Room)*
	$165 per hour/$825 per day (Large Board Room) *

* Rooms can be set up in a training or auditorium format. Three hour minimum rental and a $30 minimum set-up fee.

In-office Coffee/Beverage Service:	$10 service charge plus rate per person on request
Telephone Facsimile:	$1 page (outbound (plus toll charges))
	$1 page (inbound)
Mail Reading:	Free of charge (return address only)
	10:00 a.m. — 11:00 a.m. & 3:00 p.m. – 4:00 p.m.
	All other times $5 per reading

Conference room and/or office use is allocated using a monthly credit of $200 (non-cumulative).
A $40 per hour surcharge is applicable to all conference room usage outside of normal service hours and all conference room reservations are subject to a cancellation fee, if less than 24 hours, equivalent to the hourly rate.

NOTE: Binding, coffee service, photocopying, fax, local and intrastate telephone calls, supplies, vending machines, VCR and other furniture and equipment rentals are the services currently subject to New York State Sales Tax.

World-Wide Business Centres will be closed on the following holidays: New Year's Day (January 1); President's Day (third Monday in February); Memorial Day(last Monday in May); Independence Day (July 4); Labor Day (first Monday in September); Thanksgiving (last Thursday and Friday in November); Christmas Day (December 25)

World-Wide will publish a schedule of holidays every December and reserves the right to include additional holidays and generally accepted long holidays which result from New Year's, Independence Day or Christmas falling on Tuesday or Thursday.

World-Wide reserves the right to close the office at 1:00 p.m. on the last business day prior to any of the above listed holidays. World-Wide further reserves the right close the office due to weather or other emergencies without notice.

All prices are for normal service 9:00 a.m. to 5:00 p.m., Monday through Friday. Overtime and priority services are available at an additional charge.

Prices effective May 1, 2003